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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       Diamond Hill Investment Group, Inc.
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                    25264R207
                        --------------------------------
                                 (CUSIP Number)


                                James. F. Laird, Jr.
                       Diamond Hill Investment Group, Inc
                            375 North Front Street, Suite 300
                                Columbus, OH 43215
                        --------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                July 22, 2003
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25264R207
          ---------


1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	  SARSEN INVESTMENTS, LLC         31-1729435
________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]
________________________________________________________________________________
3.       SEC USE ONLY
________________________________________________________________________________
4.       SOURCE OF FUNDS

         WC
________________________________________________________________________________
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or (e)                                                        [  ]
________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         STATE OF OHIO UNITED STATES
________________________________________________________________________________
                  7.       SOLE VOTING POWER      120,000     shares
NUMBER OF         ______________________________________________________________
SHARES            8.       SHARED VOTING POWER     -0-
BENEFICIALLY      ______________________________________________________________
OWNED BY EACH     9.       SOLE DISPOSITIVE POWER 120,000     shares
REPORTING         ______________________________________________________________
PERSON            10.      SHARED DISPOSITIVEPOWER -0-
WITH
________________________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             120,000   shares
________________________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
                                                                             [ ]
________________________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.9%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON
	 00
________________________________________________________________________________

Item 1.  Security and Issuer

         DIAMOND HILL INVESTMENT GROUP, INC.
         COMMON STOCK

Item 2.  Identity and Background

     (a) SARSEN INVESTMENTS, LLC
	 A LIMITED LIABILITY COMPANY ORGANIZED UNDER THE LAWS OF THE STATE OF OHIO
     (b) 191 W. NATIONWIDE BLVD., SUITE 600
	 COLUMBUS, OH 43215
     (c) N/A
     (d) NO
     (e) NO
     (f) N/A

	MEMBERS OF SARSEN INVESTMENTS, LLC WITH VOTING CONTROL

	(a)	DAVID R. MEUSE
	(b)	2200 N. COLUMBUS ROAD, LANCASTER, OHIO
	(c)	STONEHENGE FINANCIAL HOLDINGS, INC.
		191 W. NATIONWIDE BLVD., SUITE 600
		COLUMBUS, OH 43215
	(d)	NO
	(e)	NO
	(f)	UNITED STATES OF AMERICA

Item 3. Source and Amount of Funds or Other Consideration

	  $225,000 WORKING CAPITAL/MEMBER'S CAPITAL CONTRIBUTIONS. DAVID R. MEUSE CONTRIBUTED $164,340 TO THAT AMOUNT.

Item 4. Purpose of the Transaction

	  INVESTMENT PURPOSES ONLY

Item 5.  Interest in Securities of the Issuer

     (a)  SARSEN INVESTMENTS 120,000 SHARES (7.9%)
	  DAVID R. MEUSE INDIRECTLY OWNS 78,218 SHARES (5.2%) THROUGH HIS OWNERSHIP IN SARSEN INVESTMENTS, LLC

     (b)  SARSEN INVESTMENTS, LLC HAS SOLE POWER TO VOTE OR DISPOSE
          OF 120,000 SHARES. DAVID R. MEUSE OWNS SUFFICIENT MEMBERSHIP UNITS IN SARSEN INVESTMENT, LLC TO EXERCISE VOTING CONTROL OF SARSEN INVESTMENTS, LLC.

     (c)  NONE

     (d)  NONE

     (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

	SARSEN INVESTMENTS, LCC IS GOVERNED BY A LIMITED LIABILITY COMPANY OPERATING AGREEMENT BY AND AMONG ITS MEMBERS.

Item 7.  Material to be filed as Exhibits

	 NONE

                               SCHEDULE 13D
                              SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     SARSEN INVESTMENTS, LLC

				     BY:  /S/ DAVID R. MEUSE, PRESIDENT
                                     -----------------------------------



Dated:  AUGUST 1, 2003